Exhibit 99.18

Imperial Tobacco Group PLC

Notification of Directors’ and Persons Discharging Managerial Responsibilities’ (PDMRs) Interests pursuant to Disclosure Rules DR 3.1.4(R)(1)(a) and DR 3.1.4(R)(1)(b), a disclosure made pursuant to Companies Act 1985 Section 324 as extended by Section 328.

Imperial Tobacco Group PLC has today been informed that, on 31 August 2006, the Non-Executive Directors listed below purchased ordinary shares of 10 pence each, at a price of £18.12 per share, pursuant to an agreement that part of their fees be applied to the purchase of shares. These shares will be held by a nominee and may not be withdrawn or sold during the term of each non-executive directorship.

Director	Shares purchased	Resultant Interest
Kenneth Burnett	134	134
Colin Day	375	1,010
Pierre Jungels	322	2,684
Charles Knott	134	134
Susan Murray	322	722
Iain Napier	643	4,305

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com